UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                   CHINA FINANCE, INC. F/K/A KUBLA KHAN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501168108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP,
                      345 PARK AVENUE, NEW YORK, NY 10154
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

-------------------
CUSIP No. 501168108                    13D
-------------------

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            JU XIANG RUAN
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            OO
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            PEOPLE'S REPUBLIC OF CHINA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   16,709,480
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 0
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                16,709,480
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         0
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              16,709,480
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              28.9%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              IN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ZUHONG XU
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            OO
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            PEOPLE'S REPUBLIC OF CHINA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   8,667,800
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 0
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                8,667,800
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         0
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              8,667,800
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              15.0%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              IN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GUOQING YU
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            N/A
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            PEOPLE'S REPUBLIC OF CHINA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   5,700,000
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 5,180,000
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                5,700,000
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         5,180,000
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              10,880,000**
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              18.9%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              IN
------- ------------------------------------------------------------------------

** By virtue of his position as the Chief Executive Officer and Manager of, and holder a 1% interest in, China U.S. Bridge Capital Limited, a limited liability company organized under the laws of the British Virgin Islands ("Bridge Capital LLC"), Mr. Yu is the controlling member of Bridge Capital LLC and has sole voting and investment power over Bridge Capital LLC's portfolio securities. As such, Mr. Yu is deemed the beneficial owner of 10,880,000 shares of common stock, 5,700,000 of which are held directly by Bridge Capital LLC and 5,180,000 of which are held by Shenzhen Li Gao Fa Electronics Limited, a limited liability company organized under the laws of the People's Republic of China ("Li Gao LLC"), in which Bridge Capital LLC has a controlling interest (49%) and shared voting and investment power.

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            XUEMEI FANG
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            PF
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            PEOPLE'S REPUBLIC OF CHINA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   3,000,000
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 0
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                3,000,000
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         0
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              3,000,000
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              5.2%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              IN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            CHINA U.S. BRIDGE CAPITAL LIMITED
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            N/A
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            BRITISH VIRGIN ISLANDS
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   5,700,000
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 5,180,000
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                5,700,000
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         5,180,000
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              10,880,000**
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              18.9%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              00
------- ------------------------------------------------------------------------

** Bridge Capital LLC is deemed the beneficial owner of 10,880,000 shares of common stock of China Finance, Inc., 5,700,000 of which are held directly by Bridge Capital LLC, and 5,180,000 of which are held by Li Gao LLC, of which Bridge Capital LLC is a controlling member with shared voting and investment power.

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            TOP INTEREST INTERNATIONAL LTD.
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            OO
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            BRITISH VIRGIN ISLANDS
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   7,742,250
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 5,180,000
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                7,742,250
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         5,180,000
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              12,922,250**
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              22.4%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              CO
------- ------------------------------------------------------------------------

** Of the 12,922,250 shares of common stock of China Finance, Inc. beneficially owned by Top Interest International Ltd. ("Top Interest"), 7,742,250 shares of common stock are held directly by Top Interest and 5,180,000 shares of Common Stock are held by Li Gao LLC, of which Top Interest is a controlling member with shared voting and investment power.

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ZUDA XU
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            N/A
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            PEOPLE'S REPUBLIC OF CHINA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   7,742,250
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 5,180,000
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                7,742,250
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         5,180,000
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              12,922,250**
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              22.4%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              IN
------- ------------------------------------------------------------------------

** Mr. Zuda Xu is the sole director and sole shareholder of Top Interest and as such beneficially owns all shares of common stock of China Finance, Inc. owned by Top Interest.

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SHENZHEN LI GAO FA ELECTRONICS LIMITED
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) |_|
                                                                         (b) |_|
------- ------------------------------------------------------------------------
        SEC USE ONLY
3
------- ------------------------------------------------------------------------
        SOURCE OF FUNDS
4
            N/A
------- ------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                            |_|
------- ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            PEOPLE'S REPUBLIC OF CHINA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   5,180,000
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 0
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                5,180,000
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         0
------- ------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              5,180,000
------- ------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          |_|
------- ------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              9.0%
------- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14
              OO
------- ------------------------------------------------------------------------

-------------------
CUSIP No. 501168108                    13D
-------------------

Item 1.     Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of China Finance, Inc. f/k/a Kubla Khan, Inc., a Utah corporation (the "Company"). The address of the Company's principal executive office is 11 Pavonia Avenue, Suite 615, Jersey City, New Jersey 07310.

Item 2.     Identity and Background.

            (a) Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Schedule 13D on behalf of: (i) Ju Xiang Ruan, (ii) Zuhong Xu, (iii) Guoqing Yu, (iv) Xuemei Fang, (v) China U.S. Bridge Capital Limited ("Bridge Capital LLC"), (vi) Top Interest International Ltd. ("Top Interest"),
                  (vii) Zuda Xu, and (viii) Shenzhen Li Gao Fa Electronics Limited ("Li Gao LLC") (each, a "Reporting Person" and collectively, the "Reporting Persons").

                  On October 15, 2004, Ms. Ruan and Top Interest and Zuda Xu filed a Schedule 13D and Zuhong Xu filed a Schedule 13G in connection with such parties' interest in the Company. Each of Ju Xiang Ruan, Zuhong Xu and Top Interest International Ltd. and Zuda Xu have decided to cease filing separate Schedule 13Ds and 13Gs, as the case may be, and instead will file jointly under this Schedule 13D with the other Reporting Persons. A copy of the Joint Filing Agreement is attached hereto as Exhibit A. Attached hereto as Exhibits B, C and D is information concerning each executive officer, director and/or controlling member(s) of Bridge Capital LLC, Li Gao LLC and Top Interest, respectively.

            (b)   Each of the Reporting Persons business address is as follows:
                  (i) Ms. Ruan's business address is c/o China Finance, Inc., 57-71 # High-Tech Industrial Park Nanshan, District Shenzen, People's Republic of China, (ii) Zuhong Xu's business address is c/o China Finance, Inc., 57-71 # High-Tech Industrial Park Nanshan, District Shenzen, People's Republic of China, (iii) Guoqing Yu's business address is c/o China U.S. Bridge Capital Limited, Floor 15, Unit 05B, Convention Plaza, Office Tower 1 Harbour Road, Wan Chai, Hong Kong, China, (iv) Xuemei Fang's business address is c/o China U.S. Bridge Capital Limited, Floor 15, Unit 05B, Convention Plaza, Office Tower 1 Harbour Road, Wan Chai, Hong Kong, China, (v) Bridge Capital LLC's business address is Floor 15, Unit 05B, Convention Plaza, Office Tower 1 Harbour Road, Wan Chai, Hong Kong, China, (vi) Top Interest's business address is Wondial Building, 6 South Keji Road, High-Tech Industrial Park, Shennan Road, Shenzhen, People's Republic of China, (vii) Zuda Xu's business address is Wondial Building, 6 South Keji Road, High-Tech Industrial Park, Shennan Road, Shenzhen, People's Republic of China, and
                  (viii) Li Gao LLC's business address is 4/F North Wondial Building, Keji South Road, Shenzhen High-Tech Industrial Park, Shenzhen, People's Republic of China.

-------------------
CUSIP No. 501168108                    13D
-------------------

            (c)   (i)   Ms. Ruan's principal occupation is to make financial
                        investments of her own personal funds. She is not employed by any corporation or other organization.

                  (ii) Zuhong Xu is a consultant to Shenzhen Li'er Pu Electronics Ltd., an electronics trading company in Shenzhen, China.

                  (iii) Guoqing Yu is the Chief Executive Officer and Manager of
                        Bridge Capital LLC, an investment company in Hong Kong.

                  (iv) Xuemei Fang is a consultant to Shenzhen E'Jinie Technology Development Co., Ltd., a battery shell manufacturer in Shenzhen, China.

                  (v) Bridge Capital LLC is a limited liability company organized under the laws of the British Virgin Islands. Bridge Capital LLC is an investment company with its principal business address in Hong Kong.

                  (vi) Top Interest is a company organized under the laws of the British Virgin Islands and is in the business of investing. Top Interest was an investor in Value Global International Limited, a privately owned British Virgin Islands corporation ("Value Global"), prior to the Company's acquisition of Value Global.

                  (vii) Zuda Xu's principal occupation is to make financial
                        investments of his own personal funds. He is not employed by any corporation or other organization.

                  (viii) Li Gao LLC is a limited liability company registered in
                        Shenzhen, China. Its principal business is electronics trading.

            (d) During the last five years, none of the Reporting Persons, nor to the knowledge of each of Bridge Capital LLC, Top Interest and Li Gao LLC, any of their respective officers, directors or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons, nor to the knowledge of each of Bridge Capital LLC, Top Interest and Li Gao LLC, any of their respective officers, directors or controlling persons, as the case may be, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------
CUSIP No. 501168108                    13D
-------------------

            (f) Each of the Reporting Persons, other than Bridge Capital LLC, Top Interest and Li Gao LLC for which the information required by this paragraph is not required, is a citizen of the People's Republic of China.

Item 3.     Source and Amount of Funds and Other Consideration.



                  Pursuant to an agreement for the sale and purchase of shares (the "Sale Agreement"), dated as of August 5, 2004, by and among the Company, Value Global, Ms. Ruan, Top Interest, Zuhong Xu and ZaoZhen Fang, each as shareholders of Value Global, and Qian Fan and Huan Ya Tong Investment Development Co., Limited, the Company acquired all of the outstanding shares of Value Global and in exchange issued 46,990,000 restricted shares of the Common Stock of the Company to each of the shareholders of Value Global. In this exchange, Ms. Ruan received 21,239,480 shares of Common Stock of the Company, Zuhong Xu received 10,337,800 shares of Common Stock of the Company, and Top Interest and Zuda Xu, Top Interest's sole director and sole shareholder, received 12,922,250 shares of Common Stock of the Company. A copy of the Sale Agreement was attached as an exhibit to each of the Schedule 13Ds filed on October 15, 2004 by Ms. Ruan and Top Interest and Zuda Xu.

                  On November 8, 2004, Ju Xiang Ruan contributed 4,030,000 shares of Common Stock to Bridge Capital LLC for which Ms. Ruan did not receive, and Bridge Capital LLC did not pay, any funds or other consideration. On November 8, 2004, Zuhong Xu contributed 1,670,000 shares of Common Stock to Bridge Capital LLC for which Mr. Xu did not receive, and Bridge Capital LLC did not pay, any funds or other consideration. The following persons hold interests in Bridge Capital LLC in the following percentages: Ju Xiang Ruan 23.34%, Zuhong Xu 9.06%, Guoqing Yu 1.00%, Xuemei Fang 34.71%, Xirong Xu 30.96%, and Xi Fan .93%. Mr. Guoqing Yu is the Chief Executive Officer and Manager of Bridge Capital LLC and is its sole controlling member. Mr. Yu has sole voting and investment power over the portfolio securities held by Bridge Capital LLC.

                  On November 8, 2004, Top Interest contributed 5,180,000 shares of Common Stock to Li Gao LLC for which Top Interest did not receive, and Li Gao LLC did not pay, any funds or other consideration. The following entities hold interests in Li Gao LLC in the following percentages: Top Interest 51% and Bridge Capital LLC 49%. Each of Top Interest and Bridge Capital LLC are controlling members of Li Gao LLC and share voting and investment power over the portfolio securities held by Li Gao LLC.

Item 4.     Purpose of Transaction.

                  Ju Xiang Ruan, Zuhong Xu and Top Interest each acquired their respective holdings of Common Stock pursuant to the Sales Agreement primarily for investment purposes. In addition, Bridge Capital LLC and Li Gao LLC hold shares of Common Stock primarily for investment purposes.

-------------------
CUSIP No. 501168108                    13D
-------------------

                  Except as described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Securities Act; or

                  (j)   any similar action to those enumerated above.

Item 5. I   nterest in Securities of the Company.

                  The percentages calculated in this Item 5 (a) and (b) are based upon 57,671,744 shares of Common Stock outstanding, as stated in the Company's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 18, 2004.

                  (a-b) (i)   Ju Xiang Ruan beneficially owns 16,709,480 shares
                              of Common Stock, representing approximately 28.9% of the total issued and outstanding shares of Common Stock of the Company and has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, such shares.

-------------------
CUSIP No. 501168108                    13D
-------------------

                        (ii) Zuhong Xu beneficially owns 8,667,800 shares of Common Stock, representing approximately 15.0% of the total issued and outstanding shares of Common Stock of the Company and has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, such shares.

                        (iii) Guoqing Yu is the controlling member of Bridge
                              Capital LLC by virtue of his position as its Chief Executive Officer and Manager of, and holder of a 1.00% interest in, Bridge Capital LLC. As such, Mr. Yu is deemed the beneficial owner of 10,880,000 shares of Common Stock held directly or indirectly by Bridge Capital LLC, representing approximately 18.9% of the total issued and outstanding shares of Common Stock of the Company. Mr. Yu has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 5,700,000 shares of Common Stock, and shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 5,180,000 shares of Common Stock held by Li Gao LLC, of which Bridge Capital LLC is a controlling member.

                        (iv) Xuemei Fang beneficially owns 3,000,000 shares of Common Stock, representing approximately 5.2% of the total issued and outstanding shares of Common Stock of the Company and has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, such shares.

                        (v) Bridge Capital LLC beneficially owns 10,880,000 shares of Common Stock, representing approximately 18.9% of the total issued and outstanding shares of Common Stock of the Company. Bridge Capital LLC has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 5,700,000 shares of Common Stock, and the shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 5,180,000 shares of Common Stock held by Li Gao LLC, of which Bridge Capital LLC is a controlling member.

                        (vi) Top Interest beneficially owns 12,922,250 shares of Common Stock, representing approximately 22.4% of the total issued and outstanding shares of Common Stock of the Company. Top Interest has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 7,742,250 shares of Common Stock, and shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 5,180,000 shares of Common Stock held by Li Gao LLC, of which Top Interest is a controlling member. Zuda Xu is the beneficially owner of all of the shares of Common Stock held by Top Interest by virtue of his being the sole owner of all of the shares of Top Interest and the sole director of Top Interest.

-------------------
CUSIP No. 501168108                    13D
-------------------

                        (vii) Li Gao LLC is deemed the beneficial owner of
                              5,180,000 shares of Common Stock, representing approximately 9.0% of the total issued and outstanding shares of Common Stock of the Company and has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of such shares. Bridge Capital LLC and Top Interest, as controlling members of Li Gao LLC, share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the shares of Common Stock held directly by Li Gao LLC.

                  (c) Other than the acquisition of the shares as reported in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock of the Company in the past 60 days, other than Ms. Ruan, who on November 8, 2004 gifted in the aggregate 500,000 shares of Common Stock to nine employees of Shenzhen Shiji Ruicheng Guaranty and Investment Co., Ltd., a corporation organized under the laws of the People's Republic of China and a wholly owned subsidiary of the Company ("Shiji Ruicheng"). Ms. Ruan did not receive, and the employees of Shiji Ruicheng who received shares of Common Stock from Ms Ruan did not pay, any funds or other consideration for such shares.

                  (d) To each of the Reporting Person's knowledge, no person other than each Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock held by such Reporting Persons.

                  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit                     Description
            ------ -------------------------------------------------------------
              A. Joint Filing Agreement pursuant to Rule 13d-1(k) of the Exchange Act.

              B. Officers, Directors and Controlling Members of Bridge Capital LLC.

              C.    Officers, Directors and Controlling Members of Li Gao LLC.

              D.    Officers, Directors and Controlling Members of Top Interest.

-------------------
CUSIP No. 501168108                    13D
-------------------

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2004                 By:  /s/ Ju Xiang Ruan
                                               ---------------------------------
                                               Ju Xiang Ruan

                                          By:  /s/ Zuhong Xu
                                               ---------------------------------
                                               Zuhong Xu

                                          By:  /s/ Guoqing Yu
                                               ---------------------------------
                                               Guoqing Yu

                                          By:  /s/ Xuemei Fang
                                               ---------------------------------
                                               Xuemei Fang

                                          CHINA U.S. BRIDGE CAPITAL LIMITED,

                                          By:  /s/ Guoqing Yu
                                               ---------------------------------
                                          Name:  Guoqing Yu
                                          Title: Chief Executive Officer

                                          TOP INTEREST INTERNATIONAL LTD.

                                          By:  /s/ Zuda Xu
                                               ---------------------------------
                                          Name: Zuda Xu
                                          Title: Director

                                          By:  /s/ Zuda Xu
                                               ---------------------------------
                                               Zuda Xu

                                          SHENZHEN LI GAO FA ELECTRONICS LIMITED

                                          By:  /s/ Zujin Xu
                                               ---------------------------------
                                          Name:  Zujin Xu
                                          Title: Chief Executive Officer

-------------------
CUSIP No. 501168108                    13D
-------------------

                                  EXHIBIT INDEX

            Exhibit                     Description
            ------ -------------------------------------------------------------
              A. Joint Filing Agreement pursuant to Rule 13d-1(k) of the Exchange Act.

              B. Officers, Directors and Controlling Members of Bridge Capital LLC.

              C.    Officers, Directors and Controlling Members of Li Gao LLC.

              D.    Officers, Directors and Controlling Members of Top Interest.

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

The undersigned hereby agreed that:

(i) each of them is individually eligible to use the Schedule 13D attached hereto;

(ii)  the attached Schedule 13D is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning himself, herself or itself, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 30, 2004

                                          By:  /s/ Ju Xiang Ruan
                                               ---------------------------------
                                               Ju Xiang Ruan

                                          By:  /s/ Zuhong Xu
                                               ---------------------------------
                                               Zuhong Xu

                                          By:  /s/ Guoqing Yu
                                               ---------------------------------
                                               Guoqing Yu

                                          By:  /s/ Xuemei Fang
                                               ---------------------------------
                                               Xuemei Fang

                                          CHINA US BRIDGE CAPITAL LIMITED,

                                          By:  /s/ Guoqing Yu
                                               ---------------------------------
                                          Name: Guoqing Yu
                                          Title: Chief Executive Officer

                                          TOP INTEREST INTERNATIONAL LTD.

                                          By:  /s/ Zuda Xu
                                               ---------------------------------
                                          Name: Zuda Xu
                                          Title: Director

                                          By:  /s/ Zuda Xu
                                               ---------------------------------
                                               Zuda Xu

                                          SHENZHEN LI GAO FA ELECTRONICS LIMITED

                                          By:  /s/ Zujin Xu
                                               ---------------------------------
                                          Name: Zujin Xu
                                          Title: Chief Executive Officer

                                                                       EXHIBIT B
                                                                       ---------

                         CHINA U.S. BRIDGE CAPITAL LIMITED

Executive Officers and Directors
--------------------------------

Name:                                        Title:
----                                         -----

Guoqing Yu                                   Chief Executive Officer and Manager



Controlling Member

Name:                                        Percentage Interest:
----                                         -------------------

Guoqing Yu                                           1.00%

                                                                       EXHIBIT C
                                                                       ---------

                     SHENZHEN LI GAO FA ELECTRONICS LIMITED

Executive Officers and Directors
--------------------------------

Name:                                        Title:
----                                         -----

Zujin Xu                                     Chief Executive Officer



Controlling Members

Name:                                        Percentage Interest:
----                                         -------------------

Top Interest International Ltd.                      51%

China U.S. Bridge Capital Limited                    49

                                                                       EXHIBIT D
                                                                       ---------

                         TOP INTEREST INTERNATIONAL LTD.

Executive Officers and Directors
--------------------------------

Name:                                        Title:
----                                         -----

Zuda Xu                                      Director



Controlling Member

Name:                                        Percentage Interest:
----                                         -------------------

Zuda Xu                                              100%


                                       3